Zarlink Appoints Chief Operating Officer and Chief Technology and Marketing Officer

OTTAWA, CANADA, December 4, 2009 – Zarlink Semiconductor (TSX: ZL) today announced the appointments of Gary Tanner as Chief Operating Officer and Dr. Stan Swirhun as Chief Technology and Marketing Officer.

As part of his new role, Mr. Tanner assumes management responsibilities for Zarlink’s Communication Products Group. Mr. Tanner is replacing Hank Perret, following Mr. Perret’s decision to retire in January 2010. Mr. Perret will remain with the Company until his retirement to ensure a smooth transition. Mr. Tanner will also retain his current role as Senior Vice President, Worldwide Operations.

As Chief Technology and Marketing Officer, Dr. Swirhun assumes a new role created to further strengthen the Company’s marketing capabilities. Dr. Swirhum will continue as the Senior Vice President and General Manager of Zarlink’s Optical Products Group.

“Gary and Stan bring proven management expertise to these new positions, and are now focusing on finding new ways to maximize our research and development and marketing capabilities to help grow the company,” said Kirk Mandy, President and CEO, Zarlink Semiconductor. “Hank played a lead role in merging Zarlink and Legerity to create a stronger position for Zarlink in the communications market. We thank him for his many years of dedication to both organizations, and wish him the best in retirement.”

About Zarlink Semiconductor
For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company’s success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; the impact of the current economic crisis on our suppliers and customers and our ability to transfer parts to other suppliers; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin – Zarlink Semiconductor
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com